As filed with the Securities and Exchange Commission on November 28, 2016

1933 Act File No. 333-213357

1940 Act File No. 811- 23186

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

☒	REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐	Pre-Effective Amendment No.

☒	Post-Effective Amendment No. 1
and

☒	REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒	Amendment No. 6

Invesco High Income 2023 Target Term Fund

Exact Name of Registrant as Specified in Declaration of Trust

1555 Peachtree Street, N.E. Atlanta, Georgia 30309

Address of Principal Executive Offices (Number, Street, City, State, Zip Code)

(404) 439-3217

Registrant’s Telephone Number, including Area Code

John M. Zerr, Esq.

11 Greenway Plaza

Suite 1000

Houston, Texas 77046

(713) 626-1919

Name and Address (Number, Street, City, State, Zip Code) of Agent for Service

Copies of Communications to:

E. Carolan Berkley, Esquire	Nicole Trudeau, Esquire	David Wohl, Esquire
Stradley Ronon Stevens &Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103-7018	Stradley Ronon Stevens &Young, LLP 1250 Connecticut Avenue, N.W. Suite 500 Washington, DC 20036	Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, NY 10019

Approximate Date of Proposed Public Offering:

As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☐

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-213357) of Invesco High Income 2023 Target Term Fund (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 1 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 1 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 25. Financial Statements and Exhibits

Financial Statements

Financial statements indicating that the Registrant has met the net worth requirements of Section 14(a) of the 1940 Act have been filed with Pre-effective Amendment No. 5 to this Registration Statement on Form N-2.

Exhibits

2.	Exhibits:

a.	Amended and Restated Declaration of Trust dated October 10, 2016.(4)

a.2	Certificate of Trust.(1)

b.	By-laws of Registrant.(2)

c.	None.

d.	None.

e.	Dividend Reinvestment Plan.(2)

f.	None.

g.	Investment Advisory Agreement.(4)

h.1	Form of Underwriting Agreement.

h.2.	Form of Master Selected Dealers Agreement.

h.3.	Form of Master Agreement Among Underwriters.

h.4.	Form of Morgan Stanley Structuring and Syndication Fee Agreement with Morgan Stanley & Co. LLC.

h.5.	Form of Structuring Fee Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated.

h.6.	Form of Structuring Fee Agreement with BB&T Securities, LLC.

h.7.	Form of Structuring Fee Agreement with Hennion & Walsh Inc.

h.8.	Form of Structuring Fee Agreement with Hilltop Securities Inc.

h.9.	Form of Structuring Fee Agreement with Huntleigh Securities Corporation.

h.10.	Form of Structuring Fee Agreement with J.J.B. Hilliard, W.L. Lyons, LLC.

h.11.	Form of Structuring Fee Agreement with Janney Montgomery Scott LLC.

h.12.	Form of Structuring Fee Agreement with Ladenburg Thalmann & Co. Inc.

h.13.	Form of Structuring Fee Agreement with Maxim Group LLC.

h.14.	Form of Structuring Fee Agreement with National Securities Corporation.

h.15.	Form of Structuring Fee Agreement with Newbridge Securities Corporation.

h.16.	Form of Marketing Fee Agreement with Pershing LLC.

h.17.	Form of Structuring Fee Agreement with Source Capital Group, Inc.

h.18.	Form of Structuring Fee Agreement with Synovus Securities, Inc.

h.19.	Form of Structuring Fee Agreement with Wedbush Securities Inc.

h.20.	Form of Structuring Fee Agreement with Wunderlich Securities, Inc.

h.21	Form of Structuring Fee Agreement with Wells Fargo Securities, LLC.

h.22	Form of Structuring Fee Agreement with Capitol Securities Management, Inc.

h.23	Form of Structuring Fee Agreement with Joseph Gunnar & Co., LLC

i.	Trustee Deferred Compensation Agreement.(2)

i.1.	Amendment to Trustee Deferred Compensation Agreement.(4)

j.1	Custodian Agreement between Registrant and State Street Bank and Trust Company.(3)

j.2	Appendix A to Custodian Agreement between Registrant and State Street Bank and Trust Company.(3)

k.	Transfer Agency and Services Agreement.(2)

k.1.	Amendment No. 1 to Transfer Agency and Services Agreement.(4)

k.2.	Master Administrative Services Agreement.(4)

l.1	Opinion of Stradley Ronon Stevens & Young, LLP.(4)

l.2	Opinion of Morris, Nichols, Arsht & Tunnell LLP.(4)

l.3	Consent of Stradley Ronon Stevens & Young, LLP.

1.4.	Consent of Morris Nichols, Arsht & Tunnell LLP.

m.	Not Applicable.

n.	Consent of PricewaterhouseCoopers LLP.

o.	None.

p.	Subscription Agreement.(2)

q.	None.

r.	Adviser’s Code of Ethics.(2)

s.	Powers of Attorney.

(1)	Incorporated by reference to Registrant’s initial Registration Statement on Form N-2 (1933 Act File No. 333- 213357) as filed with the Securities and Exchange Commission (the “SEC”) on August 26, 2016.
(2)	Filed on October 11, 2016 with Registrant’s Registration Statement on Form N-2 (File No. 333-213357) and incorporated herein by reference.
(3)	Filed on October 20, 2016 with Registrant’s Registration Statement on Form N-2 (File No. 333-213357) and incorporated herein by reference.
(4)	Filed on November 21, 2016 with Registrant’s Registration Statement on Form N-2 (File No. 333-213357) and incorporated herein by reference.

Item 26. Marketing Arrangements

See the Form of Underwriting Agreement, the Form of Master Agreement Among Underwriters, the Form of Master Selected Dealers Agreement and Form of Morgan Stanley Structuring and Syndication Fee Agreement with Morgan Stanley & Co. LLC, filed herewith as exhibits h.1., h.2., h.3., h.4., as well as the Form of Structuring Fee Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Form of Structuring Fee Agreement with BB&T Securities, LLC, Form of Structuring Fee Agreement with Hennion & Walsh Inc., Form of Structuring Fee Agreement with Hilltop Securities Inc., Form of Structuring Fee Agreement with Huntleigh Securities Corporation, Form of Structuring Fee Agreement with J.J.B. Hilliard, W.L. Lyons, LLC., Form of Structuring Fee Agreement with Janney Montgomery Scott LLC., Form of Structuring Fee Agreement with Ladenburg Thalmann & Co. Inc., Form of Structuring Fee Agreement with Maxim Group LLC., Form of Structuring Fee Agreement with National Securities Corporation, Form of Structuring Fee Agreement with Newbridge Securities Corporation, Form of Marketing Fee Agreement with Pershing LLC, Form of Structuring Fee Agreement with Source Capital Group, Inc., Form of Structuring Fee Agreement with Synovus Securities, Inc., Form of Structuring Fee Agreement with Wedbush Securities Inc., the Form of Structuring Fee Agreement with Wunderlich Securities, Inc., the Form of Structuring Fee Agreement with Wells Fargo Securities, LLC, the Form of Structuring Fee Agreement with Capitol Securities Management, Inc. and the Form of Structuring Fee Agreement with Joseph Gunnar & Co., LLC, filed herewith as exhibits h.5., h.6., h.7., h.8., h.9., h.10., h.11., h.12., h.13., h.14., h.15, h.16., h.17., h.18., h.19., h.20, h.21, h.22 and h.23.

Item 27. Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$23,180
Financial Industry Regulatory Authority fees	$46,200
Promotion	$600,000
Printing and engraving expenses	$15,000
Legal Fees	$500,000
Legal fees and expenses	$253,361
Exchange Listing fees	$30,000
Audit	$13,000
Miscellaneous expenses	$502,000

Total	$1,729,380

Item 28. Persons Controlled by or Under Common Control

Not applicable.

Item 29. Number of Holders of Securities

At November 21, 2016:

Title of Class	Number of Record Holders
Common Shares, no par value	1

Item 30. Indemnification

Indemnification provisions for officers, trustees and employees of the Registrant are set forth in Article VIII of the Registrant’s Amended and Restated Agreement and Declaration of Trust, dated October 10, 2016, and Article VII of its Bylaws, and are hereby incorporated by reference. See Item 25(2)(a) and 25(2)(b) above. Under the Amended and Restated Agreement and Declaration of Trust:

“A Trustee or officer of the Trust, when acting in such capacity, shall not be personally liable to any person for any act, omission or obligation of the Trust or any Trustee or officer of the Trust; provided, however, that nothing contained herein shall protect any Trustee or officer against any liability to the Trust or to Shareholders to which the Trustee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office with the Trust.”

“Every Covered Person shall be indemnified by the Trust to the fullest extent permitted by the Delaware Act, the Bylaws and other applicable law.”

“In case any Shareholder or former Shareholder of the Trust shall be held to be personally liable solely by reason of his being or having been a Shareholder of the Trust and not because of his acts or omissions or for some other reason, the Shareholder or former Shareholder (or his heirs, executors, administrators or other legal representatives, or, in the case of a corporation or other entity, its corporate or general successor) shall be entitled, out of the Trust’s assets, to be held harmless from and indemnified against all loss and expense arising from such liability in accordance with the Bylaws and applicable law. The Trust, on its own behalf, shall upon request by the Shareholder, assume the defense of any such claim made against the Shareholder for any act or obligation of the Trust.”

Under Article VII of the Bylaws:

“To the maximum extent permitted by law, the Trust shall indemnify any person who was or is a party or is threatened to be made a party to, or is involved as a witness in, any proceeding (other than a proceeding

Section 8 of the Form of Underwriting Agreement filed as Exhibit h.1. to this Registration Statement provides for each of the parties thereto, including the Registrant and the underwriters, to indemnify the others, their trustees, directors, certain of their officers, trustees, directors and persons who control them against certain liabilities in connection with the offering described herein, including liabilities under the federal securities laws.

Item 31. Business and Other Connections of Adviser

The only employment of a substantial nature of Invesco Adviser’s directors and officers is with the Advisers and its affiliated companies. Reference is also made to the caption “Fund Management—The Adviser” in the Prospectuses which comprises Part A of this Registration Statement, and to the caption “Investment Advisory and Other Services” of the Statement of Additional Information which comprises Part B of this Registration Statement.

Item 32. Locations of Accounts and Records

Invesco Advisers, Inc., 1555 Peachtree Street, N.E., Atlanta, GA 30309, maintains physical possession of each such account, book or other document of the Registrant at the Registrant’s principal executive offices, 1555 Peachtree Street, N.E., Atlanta, GA 30309, except for those maintained at its Houston offices, 11 Greenway Plaza, Suite 1000, Houston, Texas 77046-1173, or at its Louisville, Kentucky offices, 400 West Market Street, Suite 3300, Louisville, KY 40202, or at the offices of Invesco Senior Secured Management, Inc., 1166 Avenue of the Americas, New York, New York 10036, and except for those relating to certain transactions in portfolio securities that are maintained by the Registrant’s Custodian, State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts, 02110 and the Registrant’s Transfer Agent and Dividend Paying Agent, Computershare Trust Company, N.A., 250 Royall Street, Canton, MA, 02021.

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Registrant undertakes to suspend the offering of its shares until it amends its prospectus if: (1) subsequent to the effective date of its Registration Statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the Registration Statement; or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

2.	Not applicable.

3.	Not applicable.

4.	Not applicable.

5.	The Registrant undertakes that:

a. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

b. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

6.	The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston and the State of Texas on the 28th day of November, 2016.

INVESCO HIGH INCOME 2023 TARGET TERM FUND

By:	/S/ JOHN M. ZERR

Name: John M. Zerr
Title: Secretary and Chief Legal Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on November 28, 2016.

Signatures	Title

/S/ SHERI MORRIS Sherri Morris	President, Principal Executive Officer and Treasurer

/S/ KELLI GALLEGOS Kelli Gallegos	Vice President, Principal Financial Officer and Assistant Treasurer

/S/ BRUCE L. CROCKETT*	Trustee and Chair Trustee

/S/ DAVID C. ARCH* David C. Arch	Trustee

/S/ JAMES T. BUNCH* James T. Bunch	Trustee

/S/ ALBERT R. DOWDEN* Albert R. Dowden	Trustee

/S/ JACK M. FIELDS* Jack M. Fields	Trustee

/S/ MARTIN L. FLANAGAN* Martin L. Flanagan	Trustee

/S/ ELI JONES* Eli Jones	Trustee

/S/ PREMA MATHAI-DAVIS* Prema Mathai-Davis	Trustee

/S/ LARRY SOLL* Larry Soll	Trustee

Signatures	Title

/S/ RAYMOND STICKEL, JR.* Raymond Stickel, Jr.	Trustee

PHILLIP A. TAYLOR* Phillip A. Taylor	Trustee

ROBERT C. TROCCOLI* Robert C. Troccoli	Trustee

SUZANNE H. WOOLSEY* Suzanne H. Woolsey	Trustee

*By:	/S/ JOHN M. ZERR
John M. Zerr
Attorney-in-Fact

*	The powers of attorney authorizing Sherri Morris and John M. Zerr to execute this Registration Statement, and Amendments thereto, for the Trustees of the Registrant on whose behalf this Registration Statement is filed, have been executed and are filed as exhibits to this Registration Statement.

SCHEDULE OF EXHIBITS TO FORM N-2

Exhibits
h.1	Form of Underwriting Agreement.

h.2.	Form of Master Selected Dealers Agreement.

h.3.	Form of Master Agreement Among Underwriters.

h.4.	Form of Morgan Stanley Structuring and Syndication Fee Agreement with Morgan Stanley & Co. LLC.

h.5.	Form of Structuring Fee Agreement with Merrill Lynch, Pierce, Fenner & Smith Incorporated.

h.6.	Form of Structuring Fee Agreement with BB&T Securities, LLC.

h.7.	Form of Structuring Fee Agreement with Hennion & Walsh Inc.

h.8.	Form of Structuring Fee Agreement with Hilltop Securities Inc.

h.9.	Form of Structuring Fee Agreement with Huntleigh Securities Corporation.

h.10.	Form of Structuring Fee Agreement with J.J.B. Hilliard, W.L. Lyons, LLC.

h.11.	Form of Structuring Fee Agreement with Janney Montgomery Scott LLC.

h.12.	Form of Structuring Fee Agreement with Ladenburg Thalmann & Co. Inc.

h.13.	Form of Structuring Fee Agreement with Maxim Group LLC.

h.14.	Form of Structuring Fee Agreement with National Securities Corporation.

h.15.	Form of Structuring Fee Agreement with Newbridge Securities Corporation.

h.16.	Form of Marketing Fee Agreement with Pershing LLC.

h.17.	Form of Structuring Fee Agreement with Source Capital Group, Inc.

h.18.	Form of Structuring Fee Agreement with Synovus Securities, Inc.

h.19.	Form of Structuring Fee Agreement with Wedbush Securities Inc.

h.20.	Form of Structuring Fee Agreement with Wunderlich Securities, Inc.

h.21	Form of Structuring Fee Agreement with Wells Fargo Securities, LLC.

h.22	Form of Structuring Fee Agreement with Capitol Securities Management, Inc.

h.23	Form of Structuring Fee Agreement with Joseph Gunnar & Co., LLC

l.3	Consent of Stradley Ronon Stevens & Young, LLP.

l.4	Consent of Morris, Nichols, Arsht & Tunnell LLP.

n.	Consent of PricewaterhouseCoopers LLP.

s.	Powers of Attorney.